Exhibit 99.1

ASX ANNOUNCEMENT

Benitec announces appointment of new Director and Chair of Audit Committee and retirement of Director, Mr Iain Ross

Sydney, Australia, 16 August 2016: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) announces the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit Committee, effective 16 August 2016. Benitec also announces that Mr Iain Ross has resigned as Non-Executive Director of the Company.

Ms Boston was until recently the Managing Director of Omni Market Tide, a listed technology company specialising in shareholder communications, investor relations and voting. Megan is also currently the Acting Chair for statutory authority Adult Multicultural and Education Service (AMES) and a Board member and Chair of the Audit and Risk Committee for the Victorian Human Rights and Equal Opportunity Commission. Previously Ms Boston was a Board Member and Chair of the Finance, Audit and Risk Committee for Beyond Medical Education.

Benitec Chairman, Mr Peter Francis, said: “Megan is very well regarded as a business leader and accomplished board member in Australia with both listed companies and government organisations. She has significant finance, audit, risk management, compliance and corporate governance experience and the Board is looking forward to her contribution.”

Mr Iain Ross, who served on the Benitec Biopharma Limited Board since 2010, has resigned as a Non-Executive Director of the Benitec Biopharma Limited Board, effective 30 September 2016.

Mr Francis said: “Iain has been a valuable member of the Benitec Board over many years. His commercial skills and commitment as a Non-Executive Director, in particular his contribution to the Audit and Risk Committee, have helped steer the company through many challenges. We thank him for his guidance to both the Board and management and wish him well in his current and future activities.”

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com